CM

06006280

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 36214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. Box 5335
(No. and Street)

Hauppauge, NY 11788
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Davidson 631-382-2663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — *if individual, state last, first, middle name*)

76-21 266 St, New Hyde Park NY 11040
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 2005, 19X, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

By Alan Davidson
producing NY DR Lic as ID

Signature

President

Title

Notary Public

LINDA D. WASHINGTON
Notary Public - State of Florida
My Commission Expires Mar 4, 2008
Commission # DD 296816
Bonded By National Notary Assn.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEUS SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

ZEUS SECURITIES, INC.

TABLE OF CONTENTS

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Alan Davidson
Zeus Securities, Inc.
P.O. Box 5335
Hauppauge, NY 11788

I have audited the accompanying statement of financial condition of Zeus Securities, Inc., as of December 31, 2005, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, subject to the qualification as to pending litigation against Zeus Securities, Inc. (please see Note 6, page 10), the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

I conducted my audit for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 28, 2006

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants

Zeus Securities, Inc.
Statement of Financial Condition
December 31, 2005

ASSETS

CURRENT ASSETS		
Cash - First National Bank	$ 12,595	
Deposit Balance - Trading Account	10,137	
Commissions Receivable - North American	1,766	
Settlement Account-North American	(4)	
Total Current Assets		$ 24,494
PROPERTY AND EQUIPMENT		
Property, Furniture and Fixtures	$ 2,869	
Equipment	$ 1,949	
Total Property and Equipment (Note 3)		4,818
OTHER ASSETS		
Other Receivables	$ 9,496	
Prepaid Insurance	813	
NASD Warrants	3300	
Securty Deposit	2,469	
Total Other Assets		16,078
Total Assets		$ 45,390

LIABILITIES AND CAPITAL

CURRENT LIABILITIES		
Accrues Expenses	$ 4,744	
Total Current Liabilities		$ 4,744
LONG-TERM LIABILITIES		
Payable-A. Davidson	10,000	
Total Long Term Liabilities		$ 10,000
Total Liabilities		14,744
CAPITAL		
Common Stock	$ 10,000	
Paid-in Capital	222,499	
Retained Earnings (Deficit)	(201,853)	
Total Capital		30,646
Total Liabilities and Capital		$ 45,390

ZEUS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31,2005

REVENUE		
Commissions and Income	$ 102,569	
Total Revenues		$ 102,569
EXPENSES		
Salaries and Wages	$ 69,321	
Clearing Charges	23,077	
Business Expenses	19,255	
Rent Expense	19,222	
Insurance	18,634	
Outside Salespersons	13,485	
Office Expense	11,545	
Legal Expense	10,000	
Payroll Tax Expense	8,685	
Arbitration Fees and Expenses	8,550	
Telephone Expense	5,054	
Accrued Expenses	4,744	
Fuel Expenses	3,902	
Regulatory Fees and Expenses	3,890	
Travel Expense	3,072	
Other Expenses	2,996	
Dues and Subscriptions	2,184	
Repairs and Maintenance	1,510	
Auto Expense	1,405	
Utilities	1,298	
Payroll Service	1,157	
Postage Expense	788	
Corporate Taxes	782	
Training	635	
Bank Charges	580	
Bad Debt Expense	500	
Supplies	490	
Computer Expenses	390	
Total Expenses		237,151
Net Income (Loss) from Operations		$ (134,582)

ZEUS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from operating activities	
Net Income	(134,581.94)
Adjustments to reconcile net income to net cash provided by operating activities	
North American - Deposit	(10,137.04)
Clearing Deposit - SAL	6,402.20
Trading A/C Mark to Mkt	244,710.00
Trading A/C Mark to Mkt - Stk	263,600.00
Commissions Receivable - NAmer	(1,765.90)
Settlement Account - NAmer	4.10
Commissions Rec. - Sterne Agee	69,949.71
Accrued Expenses	(50,331.10)
CF Payable - Trading Account	(1,704.89)
CF Margin Debit - Inventory	(157,710.46)
Total Adjustments	363,016.62
Net Cash provided by Operations	228,434.68
Cash Flows from investing activities	
Used For	
Employee Advances	(500.00)
Equipment	(1,221.00)
Net cash used in investing	(1,721.00)
Cash Flows from financing activities	
Proceeds From	
Payable-A. Davidson	30,000.00
Paid-in Capital	53,544.67
Used For	
Payable-A. Davidson	(208,544.67)
Paid-in Capital	(147,162.36)
Net cash used in financing	(272,162.36)
Net increase <decrease> in cash	(45,448.68)
Summary	
Cash Balance at End of Period	12,595.14
Cash Balance at Beginning of Period	(36,331.99)
Net Increase <Decrease> in Cash	(23,736.85)

ZEUS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)
Balance, January 1, 2005	$ 10,000	$ 316,117	$ (67,271)
Capital Additions		-	
Net Income (Loss)			(134,582)
Other Reductions			-
Balance, December 31, 2005	$ 10,000	$ 316,117	$(201,853)

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$0
Changes - End of Period	0
Balance - End of period	$0

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
COMPUTATION UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2005

Net Capital	
Total Stockholders' Equity	$ 30,646
Deductions and/or Charges Non-Allowable Assets	17,595
Net Capital Before Haircuts on Securities Position	$ 13,051
Haircuts on Securities Position	698
Net Capital (Note 2)	$ 12,353
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	14,744
Computation of Basic Net Capital Requirement Minimum Net Capital Required	5,000
Excess Net Capital (Notes 2 and 5)	$ 7,353

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Zeus Securities, Inc. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and North American Clearing, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through North American Clearing, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by North American Clearing, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2005, the Company did not maintain a position in any marketable securities.

Subchapter "S" Corporation

Federal and NYS Corporation taxes have not been provided as the Company has elected subchapter "S" status and the shareholder included the Company's earnings on the individual income tax return.

Note 2 - **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2005 the Company had net capital of $12,353, which was $7,353 in excess of the amount required.

Note 3 - **Fixed Assets**

Fixed assets consist of furniture & fixtures with a net book value in the amount of $4,817.

Note 4 - **Reserve Requirements**

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 - **Excess Net Capital**

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2005. There were no material differences in the computation of net capital of Zeus Securities, Inc.

Note 6 - **Pending Litigation**

Zeus Securities, Inc. is a defendant in a third party claim action. Zeus' counsel states that at this juncture it is impossible to determine with any degree of certainty Zeus' possible liability in the pending litigation.

ZEUS SECURITIES, INC.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2005

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 28, 2006

Mr. Alan Davidson
Zeus Securities
P.O. Box 5335
Hauppauge, New York 11788

Dear Mr. Davidson:

I have audited the financial statements of Zeus Securities, Inc. for the year ended December 31, 2005 and have issued my report thereon dated February 28, 2006. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Zeus Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Zeus Securities, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 28, 2006

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 28, 2006

Zeus Securities, Inc.
P.O. Box 5335
Hauppauge, NY 11788-0141

Gentlemen:

I have examined the general assessment and payments due SIPC by Zeus Securities, Inc., for the year ended December 31, 2005. The assessment and payments are reflected below:

Payment Date	December 31, 2004
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Zeus Securities, Inc., at December 31, 2005.

John T. Trainor
Certified Public Accountant

February 28, 2006

Member of:
American Institute of Certified Public Accountants
New York State Society of Certified Public Accountants
Association of Government Accountants